                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G
                               (Amendment No. 5)*


                   Under the Securities Exchange Act of 1934




                          THE MEN'S WEARHOUSE, INC.
                   -----------------------------------------
                               (Name of Issuer)

                         COMMON STOCK, $.01 PAR VALUE
                   -----------------------------------------
                         (Title of Class of Securities)

                                  587118100
                   -----------------------------------------
                               (CUSIP Number)





         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

              The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 587118100                    13G                  Page 2 of 6 Pages



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      JAMES EDWARD ZIMMER 1989 LIVING TRUST
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) /  /
                                                             (b) /  /

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

      TEXAS
--------------------------------------------------------------------------------
                               5     SOLE VOTING POWER

          NUMBER OF
                                     827,791 SHARES (1)
           SHARES              -------------------------------------------------
                               6     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   -0-
                               ------------------------------------------------
            EACH               7     SOLE DISPOSITIVE POWER

          REPORTING
                                     827,791 SHARES (1)
           PERSON              ------------------------------------------------
                               8     SHARED DISPOSITIVE POWER
            WITH

                                     -0-
-------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      827,791 SHARES
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


      3.7%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*


      00
--------------------------------------------------------------------------------



(1) James E. Zimmer, as Trustee of the James Edward Zimmer 1989 Living Trust, is vested with the sole power to vote with respect to the securities.

*     See instructions

JAMES EDWARD ZIMMER 1989 LIVING TRUST                        PAGE 3 OF 6 PAGES


Item 1.  (a)     Name of Issuer:  The Men's Wearhouse, Inc.

         (b)     Address of Issuer's Principal Executive Offices:
                 40650 Encyclopedia Circle       and    5803 Glenmont Drive
                 Fremont, California 94538              Houston, Texas 77081

Item 2.  (a)     Name of Person Filing:  James Edward Zimmer 1989 Living Trust

         (b)     Address of Principal Business Office or, if none, Residence:
                 5803 Glenmont Drive
                 Houston, Texas 77081

         (c)     Citizenship:  Texas

         (d)     Title of Class of Securities:  Common Stock, $.01 par value

         (e)     CUSIP#:  587118100

Item 3.  Not Applicable.

Item 4.  (a)     Amount Beneficially Owned:  827,791 shares

         (b)     Percent of Class:   3.7%

         (c)     (i)      Sole Voting Power:  827,791 shares
                 (ii)     Shared Voting Power:  -0-
                 (iii)    Sole Dispositive Power:  827,791 shares
                 (iv)     Shared Dispositive Power:  -0-

Item 5. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 6.  Not Applicable

Item 7.  Not Applicable

Item 8.  Not Applicable

Item 9.  Not Applicable

Item 10. Not Applicable

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                               February 9, 1998
                                  ---------------------------------------
                                                 Date



                                              /s/ James E. Zimmer
                                  ---------------------------------------
                                          James E. Zimmer, Trustee
                                   James Edward Zimmer 1989 Living Trust

CUSIP No. 587118100                    13G                  Page 4 of 6 Pages



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      JAMES E. ZIMMER
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) /  /
                                                             (b) /  /

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
                               5     SOLE VOTING POWER

          NUMBER OF
                                     829,614 SHARES (1)
           SHARES              -------------------------------------------------
                               6     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   21,031 SHARES (2)
                               ------------------------------------------------
            EACH               7     SOLE DISPOSITIVE POWER

          REPORTING
                                     829,614 SHARES (1)
           PERSON              ------------------------------------------------
                               8     SHARED DISPOSITIVE POWER
            WITH

                                     -0-
-------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      850,645 SHARES
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


      3.9%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*


      IN
--------------------------------------------------------------------------------



(1) James E. Zimmer, as Trustee of the James Edward Zimmer 1989 Living Trust, is vested with the sole power to dispose and to vote with respect to 827,791 shares. Mr. Zimmer may also be deemed to be the beneficial owner of 1,823 shares held by his daughter who is a minor.

(2) Represents shares allocated to Mr. Zimmer's account in The Men's Wearhouse, Inc. Employee Stock Plan with respect to which Mr. Zimmer may give instructions to the trustee of such plan as to how to vote.


*     See Instructions.

JAMES E. ZIMMER                                               PAGE 5 OF 6 PAGES

Item 1.  (a)     Name of Issuer:  The Men's Wearhouse, Inc.

         (b)     Address of Issuer's Principal Executive Offices:
                 40650 Encyclopedia Circle      and     5803 Glenmont Drive
                 Fremont, California 94538              Houston, Texas 77081

Item 2.  (a)     Name of Person Filing:  James Zimmer

         (b)     Address of Principal Business Office or, if none, Residence:
                 5803 Glenmont Drive
                 Houston, Texas 77081

         (c)     Citizenship:  USA

         (d)     Title of Class of Securities:  Common Stock, $.01 par value

         (e)     CUSIP#:  587118100

Item 3.  Not Applicable.

Item 4.  (a)     Amount Beneficially Owned:  850,645 shares
         (b)     Percent of Class:     3.9%
         (c)     (i)      Sole Voting Power:  829,614 shares
                 (ii)     Shared Voting Power: 21,031 (represents shares
                                  allocated to Mr. Zimmer's account in The
                                  Men's Wearhouse, Inc. Employee Stock Plan with respect to which Mr. Zimmer may give instructions to the trustee of such plan as to how to vote)

                 (iii)    Sole Dispositive Power:  829,614 shares
                 (iv)     Shared Dispositive Power:  -0-

Item 5. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 6.  Not Applicable

Item 7.  Not Applicable

Item 8.  Not Applicable

Item 9.  Not Applicable

Item 10. Not Applicable


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                           February 9, 1998
                                                   ---------------------------
                                                               Date



                                                         /s/ James E. Zimmer
                                                   ---------------------------
                                                           James E. Zimmer

                                  EXHIBIT A                    Page 6 of 6 Pages
                           AGREEMENT OF JOINT FILING


         The undersigned hereby agree that they are filing jointly, pursuant to Rule 13d-1(f)(1) of the Act, the amended statement dated February 9, 1998, containing the information required by Schedule 13G, for the shares of common stock of The Men's Wearhouse, Inc. held by the James Edward Zimmer 1989 Living Trust and James E. Zimmer.


                                   JAMES EDWARD ZIMMER 1989 LIVING TRUST



                                   By        /s/ James E. Zimmer
                                     -------------------------------
                                          James E. Zimmer,Trustee

                                             /s/ James E. Zimmer
                                     -------------------------------
                                               James E. Zimmer






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